Exhibit 5.2

July 14, 2021	Barristers & Solicitors / Patent & Trade-mark Agents Norton Rose Fulbright Canada LLP 222 Bay Street, Suite 3000, P.O. Box 53 Toronto, Ontario M5K 1E7 Canada F: +1 416.216.3930 nortonrosefulbright.com

Royal Bank of Canada

200 Bay Street

Royal Bank Plaza

Toronto, ON M5J 2J5

Dear Sirs/Mesdames:

Re:	Royal Bank of Canada Senior Global Medium-Term Notes, Series H - U.S.$750,000,000 aggregate principal amount of 1.150% Senior Notes due July 14, 2026 (the Offered Securities)

We have acted as Canadian counsel to Royal Bank of Canada (the Bank) in connection with the issue of the Offered Securities pursuant to the terms agreement dated July 7, 2021 (the Terms Agreement) by and among RBC Capital Markets, LLC, Goldman Sachs & Co. LLC, ING Financial Markets LLC and NatWest Markets Securities Inc., as lead agents on behalf of the Purchasing Agents listed therein, and the Bank, entered into pursuant to the Distribution Agreement dated September 7, 2018, as supplemented by the Letter of Appointment, dated December 18, 2019 and the Letter of Appointment, dated December 15, 2020 (collectively, the Distribution Agreement) relating to the Bank’s Senior Global Medium-Term Notes, Series H, in an aggregate principal amount of up to U.S.$40,000,000,000, or the equivalent thereof in other currencies or currency units (such series of securities being hereinafter referred to as the Series), to be issued pursuant to the Indenture, dated as of October 23, 2003, as supplemented by the First Supplemental Indenture, dated as of July 21, 2006, by the Second Supplemental Indenture, dated as of February 28, 2007 and by the Third Supplemental Indenture, dated as of September 7, 2018 (collectively, the Indenture), between the Bank and The Bank of New York Mellon (formerly known as The Bank of New York) as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as Trustee (the Trustee).

We have participated, together with Sullivan & Cromwell LLP, United States counsel to the Bank, in the preparation of the following:

(i)	the Distribution Agreement;

(ii)	the Indenture;

(iii)	the registration statement of the Bank on Form F-3 (File No. 333-227001) dated August 24, 2018, as amended September 5, 2018 (the Registration Statement); and

(iv)	the prospectus of the Bank dated September 7, 2018 included in the Registration Statement (the Basic Prospectus) as supplemented by the prospectus supplement dated September 7, 2018 specifically relating to the Series (the Prospectus Supplement, and together with the Basic Prospectus, the Program Prospectus).

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.

We understand that the Registration Statement and the Program Prospectus were filed with the United States Securities and Exchange Commission in connection with the Series and that a preliminary pricing supplement dated July 7, 2021 and a final pricing supplement dated July 7, 2021 relating to the Offered Securities have been filed with the United States Securities and Exchange Commission.

For the purposes of our opinion below, we have examined such statutes, public and corporate records, certificates and other documents, and considered such questions of law, as we have considered relevant and necessary as a basis for the opinions hereinafter set forth. In such examination we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies or facsimiles. For the purposes of the opinions expressed herein, we have, without independent investigation or verification, assumed that the Indenture has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, each party thereto other than the Bank.

With respect to the continuing existence of the Bank as a Schedule I bank under the Bank Act (Canada) referred to in paragraph 1 below, we have relied, without independent investigation or verification, exclusively upon a Certificate of Confirmation dated July 13, 2021 issued by the Office of the Superintendent of Financial Institutions.

In giving this opinion, we express no opinion as to any laws other than the laws, at the date hereof, of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein.

Based and relying upon and subject to the qualifications set forth herein, we are of the opinion that:

1.	the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create the Series and to create, issue and sell the Offered Securities;

2.	the Offered Securities have been duly authorized, executed, issued and, to the extent delivery is a matter governed by the laws of the Provinces of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, to the extent validity of the Offered Securities is a matter governed by the laws of the Provinces of Ontario or Québec, or the federal laws of Canada applicable therein, the Offered Securities are valid obligations of the Bank;

3.	the Distribution Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Provinces of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank; and

4.	the Indenture has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Provinces of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, to the extent validity thereof is a matter governed by the laws of the Provinces of Québec or Ontario and the federal laws of Canada applicable therein, is valid and, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitutes a legal, valid and binding obligation of the Bank enforceable in accordance with its terms.

The opinions set forth in paragraphs 2 and 4 above, as to the validity of the Offered Securities and the enforceability of the Indenture, are subject to the following qualifications:

(i)	equitable remedies, such as specific performance and injunctive relief, are remedies which may only be granted at the discretion of a court of competent authority;

(ii)	rights to indemnity and contribution under the Offered Securities or the Indenture may be limited by applicable law;

2

(iii)	enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the rights of creditors (including the provisions of the Bank Act (Canada) respecting such matters) and will be subject to limitations under applicable limitations statutes; and

(iv)	pursuant to the Currency Act (Canada), a judgment by a court in any province in Canada may be awarded in Canadian currency only and such judgment may be based on a rate of exchange which may be the rate in existence on a day other than the day of payment of such judgment.

We hereby consent to the filing of this opinion as an exhibit to the Bank’s Report of Foreign Private Issuer on Form 6-K. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours very truly,

“Norton Rose Fulbright Canada LLP”

3